Exhibit 107

Calculation of Filing Fee Tables

Form S-8

(Form Type)

Bank of America Corporation

(Exact Name of Registrant as Specified in its Charter)

Table 1-Newly Registered Securities

CALCULATION OF REGISTRATION FEE

Security Type	Security Class Title	Fee Calculation Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of registration fee

Other	Deferred Compensation Obligations	Rule 457(h)	$1,000,000,000(1)	$100%	$1,000,000,000(2)	0.00011020	$110,200

Total Offering Amounts					$1,000,000,000		$110,200

Total Fee Offsets							$0.00

Net Fee Due							$110,200

(1)	The Deferred Compensation Obligations are unsecured obligations to pay deferred compensation in the future in accordance with the terms of the Bank of America Deferred Compensation Plan.
(2)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(h) under the Securities Act of 1933, as amended.